[PQ Corporation Letterhead]

October 10, 2006

Errol Sanders
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  PQ Corporation Registration Statement on Form S-1
  (File No. 333-137841)

Dear Mr. Sanders:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, PQ Corporation (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-1, Registration No. 333-137841, be accelerated to 5:00 p.m., Eastern daylight time on Thursday, October 12, 2006, or as soon as practical thereafter.

        In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Sincerely yours,
/s/ JAMES P. COX James P. Cox Chief Financial Officer, Treasurer and Vice President